U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549


                           FORM 12b-25
                   NOTIFICATION OF LATE FILING
                           (Check one)

[x] Form 10-K and Form 10-KSB  [  ] Form 20-F  [  ] Form 11-K

[ ] Form 10-Q and Form 10-QSB [  ] Form N-SAR

    For Period Ended:   August 31, 1999
    [  ]  Transition Report on Form 10-K and Form 10-KSB
    [  ]  Transition Report on Form 20-F
    [  ]  Transition Report on Form 11-K
    [  ]  Transition Report on Form 10-Q and Form 10-QSB
    [  ]  Transition Report on Form N-SAR
    For the Transition Period Ended:   N/A

              Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


              If the notification relates to a portion of the
filing checked above, identify the item(s) to which the
notification relates:   N/A


PART 1--REGISTRANT INFORMATION


        Full Name of Registrant: Rawlings Sporting Goods Company,
                                 Inc.

        1859 Intertech Drive
        Address of Principal Executive Office (Street and Number)

        Fenton, Missouri 63026
        City,  State and Zip Code


PART II--RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X] (b) The subject annual, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III-NARRATIVE

        The Form 10-K cannot be filed within the prescribed period without unreasonable effort or expense due to (a) the recent substantial changes in the Company's accounting and finance functions including the resignation of the Company's Chief Financial Officer on October 14, 1999, and the subsequent transition of the Company's new Chief Financial Officer together with the turnover in other executive and staff positions within the Company, and (b) the diversion of resources resulting from the staffing requirements related to the Company's previously announced examination of strategic alternatives.


PART IV--OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

    Michael Luetkemeyer      (314)               349-3500
         (Name)         (Area Code)         (Telephone Number)

    (2)  Have all other periodic reports required under Section
13 or 15(d) of the Securities Exchange Act of 1934 or Section 30
of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                             [x] Yes   [  ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             [x] Yes   [  ] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Explanation of response to Part IV (3):

    Net Revenues for the year ended August 31, 1999 are estimated to be $165,390,000 or 3.1 percent lower than net revenues of $170,604,000 for the year ended August 31, 1998. The decrease in net revenues from the prior year was driven by lower sales of baseball gloves, radar speed-sensing balls, basketballs and footballs partially offset by an increase in wood bat and apparel sales.

    Gross margin in 1999 is estimated to be 28.8 percent, down
1.4 margin points from the 1998 gross margin of 30.2 percent. A third quarter charge for a voluntary recall of slow pitch softball aluminum bats, low margin sales of memorabilia baseballs and a fourth quarter write down of remaining radar speed sensing baseball inventory were primarily responsible for the decrease.

    Selling, general and administrative (SG&A) expenses for 1999 are estimated to be $46,890,000 (28.4% of net revenues). This is
17.3 percent higher than SG&A expenses of $39,989,000 (23.4% of net revenues) in fiscal 1998. Higher salaries, advertising and promotional costs, professional fees and royalties were primarily responsible for the increase.

    Interest expense is estimated at $4,699,000 for 1999, compared to $4,218,000 for 1998, an 11.4 percent increase.

    The effective tax rate is estimated to be (19.0) percent for 1999 compared to 33.7 percent for 1998 due to a valuation allowance recorded in 1999 on the Company's foreign tax credits which expire from 2000 to 2003.


                   Fiscal 1999              Fiscal 1998
$(000)             Estimate                 Actual

Net Revenues       $165,391                 $170,604

Gross Profit         47,671                   51,453

Operating Income        781                    9,989

Net Income           (3,361)                   3,660

EPS                   (0.43)                    0.47

              Rawlings Sporting Goods Company, Inc.
           (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November  29, 1999         By: /s/ Michael Luetkemeyer
                                  Name:  Michael Luetkemeyer
                                  Title: Chief Financial Officer

                            ATTENTION
    Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).